

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2026

Ernest J. Scheidemann
Chief Financial Officer
Aspire Biopharma Holdings, Inc.
23150 Fashion Drive, Suite 232
Estero, Florida 33928

   Re: Aspire Biopharma Holdings, Inc.
     Registration Statement on Form S-1
     Filed February 17, 2026
     File No. 333-293515

Dear Ernest J. Scheidemann:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Tim Buchmiller at 202-551-3635 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Arthur S. Marcus, Esq.